Exhibit 99.1

Notice of Boyd Group Services Inc. 2026 Third Quarter Results Conference Call

Winnipeg, Manitoba – October 15, 2026 – Boyd Group Services Inc. (TSX:BYD) (NYSE:BGSI) will release its fiscal 2026 third quarter results on November 11, 2026, before markets open. Following the release, Management of the Company will hold a conference call at 8:00 a.m. ET to review the financial results. The call will be hosted by Brian Kaner, President and Chief Executive Officer; and Jeff Murray, Executive Vice President and Chief Financial Officer.

CONFERENCE CALL DETAILS:

DATE:	Wednesday, November 11, 2026

TIME:	8:00 a.m. (ET)

DIAL IN NUMBER:	1-833-461-5787 1-585-542-9983

WEBCAST LINK:	https://events.q4inc.com/attendee/902743145

CONFERENCE ID:	902743145

The call will also be webcast live and archived for 90 days on the Boyd Group’s website www.boydgroup.com.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. Boyd Group Services shares trade on the Toronto Stock Exchange under the symbol BYD and on the New York Stock Exchange under the symbol BGSI.

About The Boyd Group Inc.

Boyd Group Services Inc., through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade name Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third-party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer scanning and calibration services. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at http://www.boydgroup.com.

For further information, please contact:

Investor Relations

Boyd Group

ir@boydgroup.com

SOURCE Boyd Group Services Inc.